Filed by NYSE Euronext

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NYSE Euronext

Commission File No.: 001-33392

Event Name: NYSE Euronext at Credit Suisse Financial Services Forum

Event Date: 2013-02-12 T18:45:00 UTC

******************************************************

P: Howard Chen; Credit Suisse; Analyst

C: Michael Geltzeiler; NYSE Euronext; CFO & Group EVP

+++ presentation

Howard Chen: Next up, we’re really pleased to welcome NYSE Euronext management to this year’s forum. While the historical combination of NYSE Euronext in 2007 brought with it significant scale and diversity, it also brought significant complexity only made more challenging by the global financial crisis and subsequent regulatory changes on both sides of the Atlantic. Over the years, management under Duncan Niederauer and Mike Geltzeiler and team has worked to find a balance between streamlining operations, prudently investing in growth with efforts such as retooling its technology business and doing small tuck-in acquisitions and returning capital to shareholders consistently.

This last December, NYSE Euronext announced its landmark merger with ICE. Together, the companies hope to build upon those efforts and take them to the next level.

Representing the Company today is Chief Financial Officer, Mike Geltzeiler and head of Investor Relations, Steve Davidson. Please join me in welcoming them.

Michael Geltzeiler: Thanks, Howard, it’s good to be here today. Investors have two information threads at this conference on our transaction with ICE with Jeff having presented earlier.

I have broken our presentation into three sections. First, I’m going to give you a little background on NYSE Euronext for those investors who are new to the story; secondly, I will talk a little bit about our business performance and our outlook for NYSE Euronext on a standalone basis and then I have a few slides on the transformation deal with ICE.

For those of you who are new to the story, this is how we differentiate our business vis a vis other exchanges based on our brands, we all know NYSE Euronext, LIFFE, AMEX. Diversification, when you look at the portfolio of companies we have, we are more diversified in terms of asset classes and even business units with our commercial technology business; our global presence and reach; our technologies, which we use not only for our — to run our operation but also as a key part of our commercial technology business, and we sell our technology and our technology services to others; and, of course, our people.

We feel that the NYSE Euronext is the world’s most diverse exchange group, we have large operations, obviously, in the US where we trade stocks, options, futures, and fixed income. In Europe we have operations in four European markets — Paris, Amsterdam and Brussels and Lisbon, and we have our LIFFE operations, which are run principally from the UK but also with operations in continental Europe. And, again, in Europe we’re trading stocks, futures, options, derivatives and fixed income.

We have a growing presence in Asia, mostly through some minority stakes, and as I mentioned earlier, we have a commercial technology and information services company where we sell market data, connectivity services, co-location services, and managed services with about $500 million in revenues.

NYSE’s name is probably best known for our listing franchise. 2012 was another excellent year for the Company. We were number one for the second consecutive year globally in IPO proceeds. We actually took 17 of the top 20 US IPOs and 53% of all technology IPOs; went public on the NYSE and during the year we had 15 companies transfer to the NYSE and six transfer from the NYSE to our competitor. And as you can see by these stats, 90% of the Dow Jones Industrial Average; 78% of the S&P 500 are all listed with NYSE.

Looking at our revenues by source for 2012, one of the things people who aren’t familiar with the story don’t appreciate is only 7% of our revenues come from US equities, trading US equities. With a name like NYSE I think people traditionally think there’s more coming from that line of business.

We actually get 26% of our revenues in trading derivative products; 19% come from listings. So our listings revenue is more than double what our US cash trading revenue is for our NYSE ARCA and the NYSE markets business. And we have 15% of our revenues coming from market data.

For the year 2012, only 42% of our revenues actually came from volumes, 58% came from non-volume-based sources. If I go back two or three years ago that number was closer to 70% coming from volumes. So — that is a reflection of the volume environment being a little weak in 2012 but, more importantly, a concerted effort by the Company to grow its alternative revenue sources and not be as reliant on volumes.

A little bit of history — so this chart shows you our financial results for 2009 to 2012 — our revenue and EPS development. If you go back prior to 2009, the business was under some challenge and attack by a number of competitors. We had some issues we needed to work through. We were assimilating the merger with NYSE and Euronext. But, as you can see from the chart, we sort of stabilized the revenue and the earnings stream in the 2009-2010 timeframe and showed some nice growth in 2011 as we started to execute our plan, diversify our revenue streams, launch our technology business, et cetera.

2012 was a challenging year for most in our industry, although we have a declining level of revenues tied to volumes, we still do rely a lot of volumes, and it was a tough year for volumes across the board, particularly in the derivative and futures space.

We also saw a slowdown in technology spending in the capital markets arena, which affected our technology group.

Not really showing in these numbers were the significant number of new initiatives we did during the year that I think sets the table up to reposition the Company for growth in 2013. As you’ll see on the next chart, we call that P14, or Project 14, which is sort of our earnings growth initiatives targeting for a sizable increase in earning by 2014.

I’ve listed a few things on this chart that’s really set up, as I said, 2013. We talk about the technologies revenues — services revenue. One of our big initiatives is we’ve completely revamped our market data business; we’ve restructured our global market data agreements, particularly focusing on non-display revenue sources; we’ve made some pricing increases as well; we’ve launched a number of new products and data packages in this area; and we’re pretty excited about the growth that we’re going to see in 2013 from global market data.

On the listing side, not only do we make good momentum with the core listings business, but we’re also expanding our corporate services arena. We bought a company called Corpedia this year; we own the corporate Board member; we have a company called the Receivable Exchange; and we continue to expand and are actually able to charge incremental dollars for these corporate services that we sell to large companies.

And then last year was a very good year for us in terms of launching new derivative products, particularly as products that help us move out along the yield curve away from, sort of, our primary focus on short-term interest rates. And during the year, we launched a number of products in the mid-curve options arena over different tenures that have shown great promise and should be benefiting 2013.

On the cost side, we’ll talk about that later in [a couple] of slides, but our efficiency stream had a very successful year. We launched a $250 million cost reduction program over three years, expected that $63 million to be realized in the first year, and we exactly exceeded that goal by over $50 million, and we’ll talk more about that in a second.

We refinanced our debt in 2012, which will really start to show benefit in the second half of 2013 when the remaining US dollar bonds are retired, and we’re actually able to raise $750 million at 2.0%. That’s going to save us $15 million in interest in 2013 and $25 million in 2014.

And we did a pretty large share buyback program. We retired $17 million shares during the year.

Kind of a busy chart, but it shows you our volume trends, as I mentioned. For those declining in importance, it’s still a key driver of our profitability, and you can see the sort of negative trends when you look at 2009, 2010, 2011 and, certainly, into 2012 from 2011. The volumes in general, across all four of our venues, have declined.

But we’ve also added to this chart the January volumes. So if I start with the European derivatives business first, we saw a marked improvement in December for our European derivative volumes and then, as you can see by this chart, January 2013 volumes were 4.8 million contracts, 3.8 million being the connect full execution revenues, and you see that’s [marketably] up on the fourth quarter as well as on the first quarter of last year. In fact, our fixed income futures for January were 64% higher than the volumes in January of last year.

On the US Equity Options business, which is a great business for us both in terms of growing our market share and also the overall kind of direction in consolidated volumes, you see, again, a pretty solid year for 2012 — a little off at 2011. It was the first year that the consolidated volumes were down in nine years in 2012, but for the first month of 2013, volumes were up 10%, and our market share has grown to 29%, the highest we’ve ever realized across our two US Equity Option platforms.

The European cash and US cash volumes for January were pretty much in line, a little bit ahead of the ADV for the fourth quarter but still kind of sluggish. That said, we are starting to see, as I’m sure you all know, kind of an increase in fund flows into equities, and out of fixed income, we think this bodes well for both of these businesses as the year progresses.

A little difficult to read this one, but this is our P14 initiative. I mentioned earlier about the three components. I’m not going to review all of this, but, as I mentioned, we’re doing a series of things as part of this Project 14 to grow our top line. The listings momentum, the market data agreements I discussed earlier, some new partnerships with companies like Russell, the new products that we launched in the derivative area.

On the efficiency side, we’re continuing to stay ahead of the plan to save $250 million over three years. We announced, as part of the ICE transaction, actually, somewhat separate from but related to, that we would be moving our clearing operations over to ICE Clear, and that’s going to increase the level of savings we were expecting from that initiative, we’ll talk about that in a second.

We see some opportunities to optimize our data centers. We have two large data centers in the UK and the US, which are — have excess capacity, and there’s a number of initiatives being looked at to monetize that. We continue to rationalize our portfolio. We make a lot of bets, and we look at some strategic initiatives when something doesn’t work. We need to be quick to sort of move on and cut our losses, and we’ve done that with a couple of businesses like NYSE Blue and Bluenext where the market conditions just didn’t warrant those businesses continuing.

And then, additionally, we’re continuing to look at opportunities for capital. We have a number of minority investments in businesses that are just not strategic for the Company. They own a 9% stake in LCH and a 5% stake in the Indian Exchange MCX. Both of those two we are looking to monetize all or a part of that in the first half of this year.

I want to talk a second about our clearing arrangements. There’s really three pieces to our clearing story. We signed a clearing services agreement with ICE, as I mentioned earlier, where on July 1st we’ll be moving our business from LCH, our UK-based — clearing of our UK-based derivatives to ICE, and we will — that transaction will enable us to save north of $30 million a year in costs on an annualized basis.

The second phase to this project is our continental derivatives are cleared through Clearnet in France, and we have given them notice in the first quarter of 2014 that we also plan to move that also over to ICE Clear. And then, thirdly, we had our European cash clearing historically with Clearnet as well, and we renegotiated a contract with them and extended it for five years where we would keep our cash clearing at Clearnet. In return for that, they’ve agreed to kind of reduce the pricing by about 20% to benefit our clients.

One of our growth drivers has historically been our technology business. We were growing this business regularly at 10% a year, north of 10% a year. In the past year, the revenues were flat to slightly down. I mentioned that there was a significant reduction in capital IT spending in this space, which impacted this division. We have brought in a new executive, Jon Robson, to run that business. He’s reorganized the group into these three business lines — liquidity solutions, content solutions, and infrastructure solutions. We feel good about the future in this business, and really undermining the common thread between these three businesses is our safety network.

We’re having increasing dialog with financial services firms. We’re trying to reduce their infrastructure spend. We see big opportunity in that area. We’ve done some smaller amount of service agreements where we’ve actually leveraged scale and enabled people to outsource infrastructure to us. We have a number of businesses like NYFIX that are kind of based on that formula, and there is an increased demand — the dialog out there in the marketplace for more infrastructure consolidation and taking non-proprietary activities and outsourcing it to someone who has the right product services data center capabilities, et cetera.

I also mentioned the market data initiative earlier. One of the big drivers of revenue growth for this business in 2013 will be the initiatives I mentioned in market data — so more to come on technologies.

On the cost front, it’s been a key part of our story, even though part of P14 is certainly focusing our revenue in top line growth. We did indicate that if you take our 2011 cost base of $[1,666,000], that we would be able to take $250 million out on a constant dollar, constant portfolio basis over three years. We expected to take 25%, or $63 million out in the first year. As you can see, we actually took $115 million out of the first year, and we’re giving 2013 guidance that even with the transaction with ICE we believe, on a constant dollar, constant portfolio basis, we’ll be able to take out another $86 million, giving us a $201 million total for two years.

We originally had planned for the second-year number to be $150 million, so we remain ahead of that plan, and with our synergies, which I’ll get to in a second, communications with ICE, we are committed to [finding] the entire $150 million.

What I would now share with you — a couple of slides, if you didn’t listen to the presentation from Jeff earlier, and some of these are repeat slides from our announcements on December 20th. Howard mentioned that we were going to be pursuing this transformational transaction with ICE. Together we’re going to create a global markets and risk management leader, bringing together these two great companies with complementary assets and excellent management teams. And the first couple of months of the process has been excellent, cooperation and collaboration are great, and I think the transaction is off to a very, very good start.

To summarize the transaction for those of you that own the shares, and then this is an old slide that we just took from the December 20th date where we — the transaction for NYSE Euronext shareholders, we’re going to get 0.1703 shares of ICE and $11.27 per share in cash. At the time this was announced, it was valued at about $33.00. Based on yesterday’s closing, the valuation would be in the high $36.00 as the deal contains a portion of shares in ICE’s stock as both our company and ICE perform well and the stocks move up the value to shareholders also moves up in the transaction.

When you put the two companies together on a pro forma ownership basis and taking into consideration NYSE shareholders will be getting a third of their value in cash, the ICE shareholders will own 64% of the pro forma company, and the NYSE shareholders will own 36%. There’s been some infrastructure and agreements made in terms of the board of directors with some of the NYSE board members joining the ICE board; talked a little bit about the clearing agreement. It is separate and distinct from the deal, so whether the deal was to consummate or not, we would be moving or in the process of moving over to ICE clearing and we’re very pleased with that agreement, and as I told you, has very good economics.

As part of the transaction, both management teams have kind of made a commitment to maintain the NYSE building and floor in NYSE. ICE already had a pretty large presence in New York with over 300 employees, so New York will be a very large base for the combined company.

And we indicated, as well, that sort of post-closing of the transaction that the combined management team will look to potentially IPO the Euronext business subject to regulatory acceptance and value creation. So — that’s an incremental stream that’s taking place now as we talk to regulators about the possibility subsequent to the transaction of IPO and Euronext.

ICE’s management have given some indication that they will adopt a dividend after the transaction, and that dividend will be around the $300 million that we provide today. Of course, the yield will be lower, so there will be more shares outstanding, but good for the NYSE shareholders that will be an ongoing dividend commitment — and the anticipated closing I’ll get to in a second.

Just a couple more charts — when you look at the combined businesses, you see a company with a completely different complexion. Remember I mentioned earlier about our cash trading and listings, which is, let’s say, the more commoditized part of the business with 7% in the US and 9% in Europe. I think we put the two businesses together cash trading — trading of both US and Euronext cash equities will only be about 10% of the total revenues of the Company.

Futures and options will be 44%, and you’ve got market data, listings, and technology services. I think when you look at the combined company, 55% will be in the US, 45% international, and then when you look at the volumes, actually 60% of the volumes will actually be in Europe and Asia.

At the time, and we are firmly confident in these figures, we identified a $450 million sort of cost efficiency and synergy target. I say cost efficiency and the synergies — I talked earlier about our $250 million program where we’ve recognized the $115 million in the first year. We expect to generate the remaining $150 million, $135 million to $150 million, of incremental savings in the efficiency program that we were undertaking prior to the ICE transaction.

In addition to that additive, we will be saving about $300 million in business efficiencies and corporate and portfolio management. The business efficiencies are principally in the overlap businesses, which would be a little bit in clearing and the derivative section, and the corporate area is typical to public companies coming together — in the technology area, some of the real estate and related costs. We feel very comfortable with that figure.

Again, these are the synergies we expect from bringing these two businesses together. There’s a decent amount of planning that has gone into this. We have spent a lot of time subsequent to the announcement of these transactions to sort of firm these numbers up, and we feel really good about these, and I say, you know, in the months to come, you’ll start to hear more about the specifics and some of the decisions that are being made in the organization on efficiency planning that underlie the savings that you see on this chart.

My last chart before we take some questions, it’s a little bit of the latest development on the transaction. I’d like to summarize that this transaction is having kind of three principal steps to consummation. One are the respective shareholder votes — ICE and NYSE Euronext shareholders both need to vote on this transaction. We are in a good way with that, and we have filed our S4 with the SEC. We’re awaiting comments. Eventually that will get out to shareholders in probably early May — late April or early May — shareholder votes — meetings will be convened to approve the transaction.

The second and sort of concurrent step is the antitrust reviews. We’ve done the HSR filing in the US and in Europe it looks like the transaction will likely be referred to Brussels for review. There is not a lot of business overlap there, and we’ve already started the dialog with the respective authorities. We hope this to be a Phase 1 review, but we’re — the dialog is ongoing, and we’ll report on that.

The third step to the process is a non-objection that we need to get from our — principally from our European regulators, and there was a few other parties around the infrastructure that would need to approve the deal or provide a non-objection.

A lot of that is going to stem from the college of regulators who — the individual country regulators who regulate the Euronext markets today. And when you think about the concept of IPOing the Euronext business, that is something that we believe could be of interest to the European regulators, as they not only will be able to continue to regulate and make sure that those markets are properly resourced but could potentially allow for a European listings, a European-specific board, and a closer supervision.

So, again, all of this is underway. We’re not necessarily doing them sequentially. I think the sequence I gave you is the likely sequence that we’ll be reporting on the progress. In addition to that, of course, a lot of effort is going into moving NYSE LIFFE into ICE Clear, which is a separate stream.

So with that, Howard, why don’t I pause and open it up to some questions. I know we have a breakup session as well.

+++ q-and-a

Howard Chen: Great. Maybe I’ll kick it off, Mike. You mentioned the registration statements filed, so I guess as we all get to read that, we can see that, certainly, after the merger attempt with Deutsche Boerse, you had many suitors or — more than two or three. So just carry us, as we do the post mortem, why does the industrial logic with an ICE transaction make so much more sense than some of the other options that were before you and that we now know about it in a bit more detail?

Michael Geltzeiler: Well, I think it was, as you said, it was all written up in the S4. It was a very deliberate process, and I think our Board and management team appropriately evaluated all opportunities and unanimously supported the ICE transaction.

I think you have to look at these things from several vantage points, clearly, always — all tied to the shareholders. What’s the best shareholder value in the transaction? Who is offering the best sort of combined valuation?

Secondly, what is the likelihood of closing? In the ability to close and execute, you all know that — you may not know that we had a transaction a year and a half ago that we were pretty excited about as well that didn’t get to the finish line, and there’s a number of transactions in our industry that — particularly across border transactions — that were stopped for one reason or another. So I think looking at the likelihood of closing was a critical factor as well.

Thirdly, as you know, one of our strongest businesses is our life derivative business. We had already given indication to LCH that we were going to be moving the clearing from them. We were building our own clearing up. It’s a complicated process, and I think ICE were very innovative with the ICE clearing and, again, that’s separate from even the transaction itself. But I felt what you don’t want to do is do a transaction and not be in a position where you no longer have someone who is able to clear your — the critical part of your business. So I think they were kind of uniquely or one of a couple of companies that really had the capability and gave us the confidence that we could transition.

When you announce a transaction like this, you’re likely not able to continue with the internal build on the clearing. So I felt that the added advantage of us feeling confident that we could continue to move forward with that strategic initiative led us to this combination.

Howard Chen: Mike, as you laid out in some of the slides, there’s a lot of strategic merits and ability and ways to create shareholder value from this combination with ICE. But in the last day I’ve been getting a lot of investor questions on some of these press reports that one of your exchange peers was looking to go private. So I’m just curious, from your perspective, one, do you see any benefits to being a private US exchange and, two, do you see any impediments to a US public exchange being private?

Michael Geltzeiler: Wow, that’s a loaded question there, Howard. I’d really rather not comment too much on what our competitors are doing. I think hats off to them as we did ourselves. People are — in these interesting times, it’s important to always look at strategic alternatives in addition to executing your own plans, so it makes sense to look at a way of — I mean — we are a company that takes companies public. So I think that’s an interesting — (inaudible) that said that most of the exchanges did start out private, certainly not-for-profit at some point in their stages. So I’d really rather not comment specifically on what they’re doing, but I think we’re pretty pleased with what’s going on in the listings forum and how we’re competing and the prospects we see for the future.

Howard Chen: The final one — it’s very clear in speaking with you and the ICE management team that you’ve been deliberately conservative with some of the synergy expectations, and you really haven’t detailed out any expectations for revenue synergies. But you know the franchise well, and as you have done due diligence, could you paint us a picture in terms of some of the qualitative revenue synergy opportunities that you think bringing these two companies together could drive?

Michael Geltzeiler: Sure. Yes, I think — and sometimes people are cynical on revenue synergies, so I think we didn’t feel like the deal needed to be publicly justified by overselling the revenue synergies. But the revenue synergies get to the strategic merits of the combination, and what excites us about this business is the — you look at the ICE team, and you look at what they’ve done, and their innovation and their history; launched 150 new products last year, so I think, kind of combining their management team with our derivative franchise, you clearly have a culture of innovation and of new product launches. We’ve actually had a pretty good year of launching products, but I think we’re really excited about what we can do together.

I think having a clearing partner and a company with the clearing skills that they have, given the opportunities that are out there in the OTC space, interest rate swaps, et cetera, I think is a big opportunity for us so that we have a good relationship with LCH. We were somewhat limited with some new product offerings and things, and I think the agreement we have with ICE and, clearly, if the merger goes through, will give us a lot more flexibility on the clearing side I think to accelerate that debt opportunity, which isn’t going to be there forever. So I think time is of the essence on that.

We both have large-market data businesses, and I think as we are able to look at our businesses, how we disseminate market data and tools and products that we have to gather that data being sort of a larger super market with more products and services and information, I think is a positive. I think our technology business, they will find opportunities to leverage that with their customer base. And even LIFFE US, we’ll have to see, but I think they have experience. We’ve had some success in LIFFE US, and there’s been some challenges as well, and I think getting, again, their derivative insights into that and their clearing capabilities and sitting there and talking a little bit about — and seeing how we might be able to accelerate some of the success and some of the opportunities in that market, I think are there, too.

So I think, in summary, the relationship has been extremely collaborative between the two sides, and I think people are sort of looking forward to the opportunity where we can move from the planning stages to the actual execution and get into working together. So, anyway, we’ll have to show the marketplace.

I would suspect, after the shareholder votes, you’ll start to see a little more Duncan and Jeff present together, and I think there will probably be a little more external focus on some of the revenue synergies.

Howard Chen: Great. With that, we’ll transition to the breakout room, but please join me in thanking Mike and the NYSE Euronext team for joining us today.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by words such as “may,” “hope,” “will,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “potential,” “continue,” “could,” “future” or the negative of those terms or other words of similar meaning. You should carefully read forward-looking statements, including statements that contain these words, because they discuss our future expectations or state other “forward-looking” information. Forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. ICE and NYSE Euronext caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement.

Forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving ICE and NYSE Euronext, including future financial results, ICE’s and NYSE Euronext’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth in ICE’s and NYSE Euronext’s filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks and uncertainties include, without limitation, the following: the inability to close the merger in a timely manner; the inability to complete the merger due to the failure of NYSE Euronext stockholders to adopt the merger agreement or the failure of ICE stockholders to approve the issuance of ICE common stock in connection with the merger; the failure to satisfy other conditions to completion of the merger, including receipt of required regulatory and other approvals; the failure of the proposed transaction to close for any other reason; the possibility that any of the anticipated benefits of the proposed transaction will not be realized; the risk that integration of NYSE Euronext’s operations with those of ICE will be materially delayed or will be more costly or difficult than expected; the challenges of integrating and retaining key employees; the effect of the announcement of the transaction on ICE’s, NYSE Euronext’s or the combined company’s respective business relationships, operating results and business generally; the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; general competitive, economic, political and market conditions and fluctuations; actions taken or conditions imposed by the United States and foreign governments or regulatory authorities; and adverse outcomes of pending or threatened litigation or government investigations. In addition, you should carefully consider the risks and uncertainties and other factors that may affect future results of the combined company, as will be described in the section entitled “Risk Factors” in the joint proxy statement/prospectus to be delivered to ICE’s and NYSE Euronext’s respective shareholders, and as described in ICE’s and NYSE Euronext’s respective filings with the SEC that are available on the SEC’s web site located at www.sec.gov, including the sections entitled “Risk Factors” in ICE’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2012, as filed with the SEC on August 1, 2012, and September 30, 2012, as filed with the SEC on November 5, 2012, and “Risk Factors” in NYSE Euronext’s Form 10-K for the fiscal year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2012, as filed with the SEC on May 4, 2012, and September 30, 2012, as filed with the SEC on November 8, 2012. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligations to disclose material information under the Federal securities laws, NYSE Euronext undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this communication.

IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, ICE has filed with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus with respect to the proposed acquisition of NYSE Euronext. The final joint proxy statement/prospectus will be delivered to the stockholders of ICE and NYSE Euronext. INVESTORS AND SECURITY HOLDERS OF BOTH ICE AND NYSE EURONEXT ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION CAREFULLY AND IN ITS ENTIRETY, INCLUDING ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION REGARDING ICE, NYSE EURONEXT AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about ICE and NYSE Euronext, without charge, at the SEC’s website at http://www.sec.gov. Investors may also obtain these documents, without charge, from ICE’s website at http://www.theice.com and from NYSE Euronext’s website at http://www.nyx.com

PARTICIPANTS IN THE MERGER SOLICITATION

ICE, NYSE Euronext and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Merger Agreement.

You can find information about ICE and ICE’s directors and executive officers in ICE’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 8, 2012, and ICE’s proxy statement for its 2012 annual meeting of stockholders, as filed with the SEC on March 30, 2012.

You can find information about NYSE Euronext and NYSE Euronext’s directors and executive officers in NYSE Euronext’s Annual Report on Form 10-K for the year ended December 31, 2011, as filed with the SEC on February 29, 2012, and NYSE Euronext’s proxy statement for its 2012 annual meeting of stockholders, filed with the SEC on March 26, 2012.

Additional information about the interests of potential participants will be included in the joint proxy statement/prospectuses, when it becomes available, and the other relevant documents filed by ICE and NYSE Euronext with the SEC.